Exhibit 99.2

Private & Confidential

Certain identified information, marked by [***], has been excluded from this exhibit because it is both not material and is the type that the Company treats as private or confidential.

Dated the 17th day of November 2021

APTORUM THERAPEUTICS LIMITED

(the “Lender”)

and

TALEM MEDICAL GROUP LIMITED

(the “Borrower”)

LOAN AGREEMENT

relating to facilities of up to

an aggregate amount of AUD4,700,000

THIS AGREEMENT is made on the 17th day of November 2021

BETWEEN

(1)	APTORUM THERAPEUTICS LIMITED, a company incorporated under the laws of the Cayman Islands with limited liability (company number: 313012), whose registered office is situate at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (the “Lender”); and

(2)	TALEM MEDICAL GROUP LIMITED, a company incorporated under the laws of the Cayman Islands with limited liability (company number: 355040), whose registered office is situate at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (the “Borrower”)

(collectively named as the “Parties” and individually named as the “Party”).

WHEREAS:

(A)	The Borrower is an exempted company incorporated in the Cayman Islands with limited liability.

(B)	The Borrower requires an aggregate sum of up to AUD4,700,000 as general working capital requirements for the Borrower and its subsidiaries.

(C)	In connection with this Agreement, the Borrower will simultaneously enter into a Promissory Note (as defined below) with the Lender.

(D)	At the request of the Borrower, the Lender has agreed, upon and subject to the terms and conditions herein contained, to make a secured term loan facility available to the Borrower in an aggregate principal amount of up to and not exceeding AUD4,700,000 for the purpose as set out in Recital (B) above.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

1.1	In this Agreement including the Recitals, except where the context otherwise requires, the words and expressions specified below shall have the meanings attributed to them below:

“Agreement”	means this Loan Agreement as originally executed or as it may from time to time be amended, altered, varied or supplemented by the mutual consent of all the parties hereto;

“AUD” or “Australian Dollars”	means Australian Dollars, the lawful currency of Australia and

“Availability Period”	means the availability period of the Drawing, commencing on the date of this Agreement and ending on six (6) months after the Effective Date, unless the Facility is cancelled or terminated under the provisions of this Agreement; the Availability Period may be extended by the Parties in writing;

“Banking Day”	means a day (other than a Saturday) on which licensed banks are open for business in Hong Kong for the transaction of business of the nature required by this Agreement;

“Conditions Precedent”	means the conditions to the grant of the Facility by the Lender stipulated in Clause 3;

“Drawdown Date”	subject to Clause 3.1 and the other terms of this Agreement, means each date to be specified in the Drawdown Notice on which the Facility or any part thereof is or is to be advanced by the Lender to the Borrower pursuant to Clause 2;

“Drawdown Notice”	means a notice in the form set out in Schedule 1 which complies with the requirements of Clause 2.4;

“Drawing”	means drawing under the Facility;

“Encumbrance”	means (a) any claim, charge, mortgage, security, lien, option, warrant, equity, power of sale, hypothecation or other third party rights, retention of title, right of preemption, right of first refusal or security interest of any kind; (b) any arrangement whereby any rights are subordinated to any rights of any third party; (c) any contractual right of set-off; (d) the interest of a vendor or lessor under any agreement, lease, hire purchase agreement or other title retention arrangement;

“Event of Default”	means any event specified in Clause 10 or any event which with the giving of notice, the lapse of time, any determination of materiality or fulfillment of any other condition (or any combination of them) may become such event;

“Facility”	means the loan facility of up to Australian Dollars four million seven hundred thousand (AUD4,700,000) made available to the Borrower in accordance with the terms of this Agreement;

“First Extended Maturity Date”	means six (6) months from the Initial Maturity Date;

“Force Majeure Event”	means any event beyond the control of the Borrower, including but not limited to act of God, pandemic, war, hostilities (whether war be declared or not), invasion, act of foreign enemies, mobilisation, requisition, or embargo; rebellion, revolution, insurrection, or military or usurped power, or civil war; contamination by radio-activity from any nuclear fuel, or from any nuclear waste from the combustion of nuclear fuel, radio-active toxic explosive, or other hazardous properties of any explosive nuclear assembly or nuclear component of such assembly; riot, commotion, strikes, go slows, lock outs or disorder; or acts or threats of terrorism;

“Group Companies”	means the Borrower, Talem Australia and each of the Talem Clinics;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Initial Maturity Date”	means six (6) months from the date of the first Drawdown Date;

“Interest Payment Date”	means each of six (6) months and twelve (12) months from the first Drawdown Date of each calendar year respectively, and on the Maturity Date;

“Interest Rate”	means ten percent (10%) per annum;

“Loan”	means the aggregate principal amount drawn and for the time being outstanding under the Facility;

“Maturity Date”	Means the Initial Maturity Date, or if extended pursuant to Clause 5.2, the First Extended Maturity Date, or if further extended to Clause 5.4, the Second Extended Maturity Date;

“Pledged Shares”	means the entire issued share capital in Talem Australia under the Share Pledge;

“Prepayment”	means the Borrower repays the Secured Indebtedness to the Lender before the Maturity Date;

“Promissory Note”	means the promissory note issued by the Borrower to the Lender to evidence the Loan and in the form of Schedule 2; the Promissory Note shall be incorporated as a part of this Agreement;

“Second Extended Maturity Date”	means six (6) months from the First Maturity Date;

“Secured Indebtedness”	means the Loan and all interest thereon and all other fees, costs, expenses, charges, commissions, monies, obligations and liabilities due and payable, owing and incurred by the Borrower and the Security Party to the Lender from time to time in respect of the Facility and/or under this Agreement and the Security Documents, whether actual or contingent, solely or jointly with any other person, as principal or surety, on a full indemnity basis or whether in whatever manner and in whatever currency and in whatever name, style or form;

“Security Documents”	means the Share Pledge and such other documents as may be required by the Lender from time to time in form and substance satisfactory to the Lender and executed by the parties thereto (except the Lender) as security for the Secured Indebtedness;

“Security Party”	means a party (other than the Lender) that is a party to the Security Documents (including Talem Australia);

“Share Pledge”	means the Specific Security Deed to be entered into by the Borrower in favour of the Lender relating to the Pledged Shares in the same form as set out in Schedule 3;

“Talem Australia”	means Talem Medical Group (Australia) Pty Limited, a company incorporated with limited liability under the laws of the state of New South Wales, Australia, with registered number [***], whose registered office is at [***];

“Talem Clinics”	means: [***];

“Tax” and “Taxes”	mean any and all fees (including, without limitation, licence, documentation and registration fees), taxes (including, without limitation, gross receipts, sales, rental, use, turnover, value-added, property (tangible or intangible), excise, franchise, capital, doing business, customs and stamp taxes), licences, levies, imposts, duties, charges, assessments or withholdings of any nature whatsoever, together with any assessments, penalties, fines, additions to tax and interest thereon, however imposed, withheld (or required to be withheld) levied or assessed by the government of the Cayman Islands, Hong Kong or any other jurisdictions or any political subdivision or agency or taxing authority thereof and “Taxation” shall be construed accordingly. For the avoidance of doubt, Tax and Taxes shall exclude taxes or levies on profit;

“%”	means percent.

1.2	Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.3	In this Agreement, unless the context otherwise requires:

(a)	references to Recitals, Clauses and Schedules are to be construed as references to the recitals of; clauses to; and schedules to, this Agreement and references to this Agreement include its Schedules;

(b)	references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement that document or that provision as in force at the date of this Agreement and as amended from time to time with the prior written consent of the Lender;

(c)	references to any law, enactment or other statutory provision shall be deemed to include references to such law, enactment or other statutory provision as re-enacted, amended, extended, consolidated or replaced and any orders, decrees, proclamations, regulations, instruments or other subordinate legislation made thereunder;

(d)	“applicable law” includes, without limitation, (i) statutes, decrees, decree laws, acts, codes, ordinances, legislation, treaties, conventions, orders, rules, regulations, notices, directions, guidelines and similar instruments having the force of law or any exception to any of the foregoing and, in respect of any of the foregoing, any instrument passed in substitution therefor or for the purposes of consolidation thereof with any other instrument or instruments, in each case, as amended, modified, varied or supplemented from time to time, and (ii) final judgments, orders, determinations or awards of any court from which there is no right of appeal or if there is a right of appeal such appeal is not prosecuted within the allowable time;

(e)	a “consent” also includes an approval, authorisation, exemption, filing, licence, order, permission, recording or registration;

(f)	words importing the plural shall include the singular and vice versa; and

(g)	words importing any gender shall be construed as including every gender and references to a person shall be construed as including references to an individual, company, corporation, firm, consortium, joint venture, association, organisation, unincorporated body of persons, trust or any state or government or any instrumentality, agency or political sub-division thereof or authority, board or body created or constituted thereby (in each case, whether or not having separate legal personality).

2.	THE FACILITY AND DRAWDOWN

2.1	The Lender, relying upon each of the representations, warranties, covenants, undertakings and indemnities of the Borrower made in this Agreement, hereby agrees to make available the Facility during the Availability Period, subject to the terms and conditions herein.

2.2	The Borrower shall use the Facility solely for the purposes set out in Recital (B), but the Lender shall not be under any obligation to check and/or verify whether the proceeds of the Facility have been used for any particular purpose.

2.3	Subject to Clause 3.1 and the other terms of this Agreement, the Borrower may make one or more Drawings under the Facility within the Availability Period.

2.4	Subject to Clause 3.1 and the other terms of this Agreement, any advance under the Facility shall be made to the Borrower following receipt by the Lender from the Borrower of a Drawdown Notice duly completed and signed by the Borrower by no later than 11:00 a.m. (Hong Kong time) on the Banking Day immediately before the relevant Drawdown Date. Upon receipt of any such Drawdown Notice from the Borrower, the Lender may in its own absolute discretion decide whether or not to agree to such advance requested by the Borrower. The Lender shall, as soon as practicable after the date of the Drawdown Notice, notify the Borrower in writing whether or not it agrees to the requested advance.

2.5	A Drawdown Notice shall (a) specify the principal amount to be advanced and the proposed Drawdown Date; (b) be substantially in the form of Schedule 1; and (c) be effective only on actual receipt by the Lender and, once given, be irrevocable. If for any reason a Drawing is not made in accordance with the Drawdown Notice and/or the Borrower purports to revoke the Drawdown Notice, the Borrower shall on demand indemnify the Lender in full for all losses, damages, costs and expenses incurred or suffered in liquidating or redeploying funds arranged for the purpose of the Drawing or in terminating any such arrangement or any hedging arrangement in respect of this Agreement or otherwise as a consequence of the Drawing not having been made in accordance with the Drawdown Notice. Any part of the Facility undrawn at the end of the Availability Period shall be cancelled.

3.	CONDITIONS PRECEDENT

3.1	The Drawing of any part of the Facility shall be conditional upon:

(a)	the Lender having received the following documents:

(i)	this Agreement duly executed by the Borrower and the Lender;

(ii)	in relation to the Borrower and the Security Party, certified true copies of the following documents (where applicable):

(aa)	resolutions of its board of directors approving the borrowing of the Loan and the grant of security and other rights conferred by the Security Documents to which it is a party and authorising a person or persons to execute this Agreement and the Security Documents to which it is a party and (where applicable) its affixing of the common seal thereto and any other notices or documents required in connection herewith or therewith, and the specimen signature(s) of such person(s);

(bb)	supporting documents in relation to (a) the financial statements of the Borrower and all its subsidiaries, and (b) all financial information in relation to liabilities currently outstanding by the Borrower and all its subsidiaries;

(cc)	the Certificate of Incumbency and the Certificate of Good Standing of the Borrower, and such certificates shall be issued within one (1) month from the date of this Agreement;

(dd)	the Certificate of Incumbency and the Certificate of Good Standing of Talem Australia and such certificates shall be issued within one (1) month from the date of this Agreement;

(ee)	any corporate documents (including but not limited to the business licence and the certificate of approval of Talem Clinics) and such other documents as may be requested by the Lender;

(ff)	such other documents relating to any of the matters contemplated herein as the Lender may request;

(b)	the Share Pledge and any relevant documents referred to thereunder duly executed by the Borrower together with all the documents required to be delivered to the Lender pursuant thereto;

(c)	the Borrower as the pledgor or chargor under the Share Pledge shall promptly and no later than three (3) business days, after execution of this Agreement, register, create and maintain a register of charges of the Borrower in accordance with the laws of the Cayman Islands and/or Australia for the purpose of perfecting and protecting the Lender’s rights and the security interests created under the Share Pledge and preserving the priority of the relevant rights and interests, and shall, within one (1) month of the date of this Agreement, provide the Lender with a certified true copy of the said updated register of charges, verification statement issued by the Australian Financial Security Authority and/or such other relevant proof of the registered charges as may be requested by the Lender; and

(d)	the Borrower shall promptly, upon the request of the Lender, procure that the Share Pledge (and other relevant documents) to be registered with the relevant governmental authorities or registrars in the Cayman Islands and Australia under their respective laws for the purpose of perfecting and protecting the Lender’s rights and the security interests created under the Share Pledge and preserving the priority of the relevant rights and interests (if applicable).

3.2	All the documents and evidence referred to in Clause 3.1 shall be in form and substance satisfactory to the Lender prior to their issue and delivery to the Lender and shall be supplied in such number of copies, certified true copies and counterparts as the Lender may reasonably require. Copies required to be certified shall be certified by a director or duly authorised officer of the Borrower in the case of the Borrower and a director or duly authorised officer of the Security Party in the case of the Security Party.

3.3	The Lender may, in its absolute and sole discretion, with or without conditions waive any of the requirements under Clause 3.1, and such waiver (if any) by the Lender shall be in writing.

4.	INTEREST

4.1	The Loan shall bear simple interest at the Interest Rate. Interest shall be payable by the Borrower to the Lender in arrears on or prior to the Interest Payment Date.

4.2	Any interest and other payments of a periodical nature under this Agreement, if any, shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360-day year. Specifically, the Loan shall bear interest which shall start occurring from the first Drawdown Date and continue until the Secured Indebtedness is paid in full.

5.	MATURITY DATE

5.1	Save that the outstanding interest shall be payable by the Borrower on or before the Interest Payment Date as specified under Clause 4 and subject to other provisions of this Agreement, the Borrower agrees, undertakes and covenants to repay in full the Secured Indebtedness and all other amounts outstanding under this Agreement to the Lender on the Initial Maturity Date.

5.2	Upon written request by the Borrower, and subject to the sole discretion of the Lender and confirmation in writing from the Lender, the Maturity Date may be extended for six (6) months to the First Extended Maturity Date, provided that all of the following conditions are satisfied:

(a)	Borrower shall notify Lender of its irrevocable request to extend the Maturity Date as aforesaid no later than one (1) month prior to the Initial Maturity Date; and

(b)	no Default or Event of Default shall have occurred and be continuing on the Initial Maturity Date.

In the event that, for any reason, Borrower fails to satisfy all of the foregoing conditions, the Loan shall mature and the Secured Indebtedness shall be due and payable in full on the Initial Maturity Date, or an earlier date pursuant to this Agreement.

5.3	Following the successful extension of the Maturity Date pursuant to Clause 5.2, Borrower shall continue to pay Lender on each Interest Payment Date in accordance with the terms of this Agreement, and the First Extended Maturity Date shall become the Maturity Date for all purposes under this Agreement and the Security Documents.

5.4	After the extension of the First Extended Maturity Date, Borrow may further request in writing, and subject to the sole discretion of the Lender and confirmation in writing from the Lender, the Maturity Date may be further extended for six (6) months to the Second Extended Maturity Date, provided that all of the following conditions are satisfied:

(a)	Borrower shall notify Lender of its irrevocable request to extend the Maturity Date as aforesaid no later than one (1) month prior to the First Extended Maturity Date; and

(b)	no Default or Event of Default shall have occurred and be continuing on the First Extended Maturity Date.

In the event that, for any reason, Borrower fails to satisfy all of the foregoing conditions, the Loan shall mature and the Secured Indebtedness shall be due and payable in full on the First Extended Maturity Date, or an earlier date pursuant to this Agreement.

5.5	Following the successful extension of the Maturity Date pursuant to Clauses 5.4, Borrower shall continue to pay Lender on each Interest Payment Date in accordance with the terms of this Agreement, and the Second Extended Maturity Date shall become the Maturity Date for all purposes under this Agreement and the Security Documents.

6.	PREPAYMENT

6.1	The Borrower shall be entitled to prepay the Secured Indebtedness any time by giving not less than fourteen (14) day prior written notice to the Lender, provided that Prepayment shall be made together with the accrued interest of the outstanding Secured Indebtedness up to the date of Prepayment. No amount prepaid may be re-borrowed.

6.2	If the period of notice provided by the Borrower is less than fourteen (14) days as stipulated under Clause 6.1, the Borrower shall have to pay to the Lender the break cost in an amount equivalent to the interest of the outstanding Loan for additional fourteen (14) days.

6.3	Any notice of Prepayment given by the Borrower under this Agreement shall be irrevocable, shall specify the date upon which such Prepayment is to be made, the amount of such Prepayment and interest payable and shall oblige the Borrower to make such Prepayment on such date.

6.4	Subject to the Lender’s agreement otherwise, the Borrower may make partial prepayment of the Secured Indebtedness before the Maturity Date.

6.5	Notwithstanding any provision of this Agreement, the Lender reserves the overriding right at its absolute discretion and without cause to cancel or terminate this Agreement and the Loan, and upon such cancellation or termination of this Agreement, the Loan, the interest and all the Secured Indebtedness or any part thereof (as may be specified by the Lender) shall become payable by the Borrower to the Lender within 90 calendar days in such manner as the Lender shall direct.

7.	PAYMENTS, TAXES, ACCOUNTS AND CALCULATIONS

7.1	(a)	All payments to be made by the Borrower to the Lender under this Agreement shall be made, in full, without any set-off, counterclaim, restriction or condition whatsoever in Australian Dollars and immediately available funds, free and clear of any deductions or withholdings whether on account of Taxes or otherwise, no later than 11.00 a.m. (Hong Kong time) on the due date for payment by delivery to the Lender casher’s order drawn in favour of the Lender or to the order of the Lender (drawn on a licensed bank in Hong Kong) in immediately available funds or if the Lender shall direct in writing, by telegraphic transfer to such bank account(s) as the Lender may direct in writing.

(b)	The Borrower’s obligation to make any and all payments hereunder shall not be affected by any circumstance, including without limitation (i) any set-off, counterclaim, defence or other right which the Borrower may have against the Lender or any other person for any reason whatsoever, (ii) any insolvency, bankruptcy, reorganisation, arrangement, readjustment of debt, dissolution, liquidation or similar proceedings by or against any person, or (iii) any other circumstance or event whatsoever, whether or not similar to any of the foregoing.

(c)	If at any time the Borrower or any other person is required to make any deduction or withholding in respect of Taxes or otherwise from any payment due under this Agreement for the account of the Lender, the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives on the due date for such payment (and retains, free from and clear of any taxes, deduction or withholding or otherwise) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrower shall indemnify the Lender against any losses or costs incurred by it by reason of any failure of the Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrower shall promptly forward to the Lender copies of official receipts or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxation or other authority.

(d)	If at any time the Borrower becomes aware that any such deduction, withholding or payment contemplated by Clause 7.1(c) above is or will be required, it shall immediately notify the Lender in writing and supply all available details thereof to the Lender.

7.2	If any amount received by the Lender is less than the full amount due, the Lender shall have absolute right to apply and allocate the amount received towards principal, interest and/or any other sums owing hereunder and under the Security Documents in any manner as it considers appropriate.

7.3	When any payment under this Agreement would otherwise be due on a day which is not a Banking Day, the due date for payment shall be the immediately preceding Banking Day.

7.4	The Lender shall maintain on its books in accordance with its usual practice a set of accounts recording the amounts from time to time owing by the Borrower hereunder. In any legal proceedings and otherwise for the purposes of this Agreement the entries made in such accounts shall, in the absence of manifest error, be conclusive and binding on the Borrower as to the existence and amounts of the obligations of the Borrower recorded therein.

7.5	Without prejudice to other terms and conditions of this Agreement, the Lender may at its sole discretion certify or determine an outstanding amount and/or interest payable by the Borrower, and a certificate by the Lender as to such amount or interest shall be conclusive and binding on the Borrower in the absence of manifest error.

8.	REPRESENTATIONS AND WARRANTIES

8.1	The Borrower represents and warrants to the Lender that:

(a)	the Borrower is an exempted company duly incorporated with limited liability and validly existing under the laws of the Cayman Islands and is a separate legal entity capable of suing and being sued and has full power, authority and legal right to carry on its business as such business is now being conducted and to own its property and assets and to carry on its business and operations and has complied with all legal requirements relative to its business;

(b)	the Borrower has full power, authority and legal right to execute, deliver and engage in the transactions contemplated by and to perform its obligations under this Agreement and each of the Security Documents to which it is a party and has taken or obtained all necessary corporate and other action and consents to authorise the execution and performance of this Agreement and such Security Documents in accordance with the laws of the applicable jurisdictions and its constitutional documents;

(c)	neither the execution of this Agreement and each of the Security Documents nor the performance hereof and thereof by the Borrower of any of its obligations or the exercise of any of its rights hereunder or thereunder will conflict with or result in a breach of any law, regulation, judgment, order, authorisation, agreement or obligation applicable to it or by which it is bound or cause any limitation placed on it or the powers of its directors to be exceeded or result in the creation of or oblige the Borrower or any Security Party to create an Encumbrance in respect of any of its property or assets (except pursuant to the terms of such Security Documents);

(d)	the Borrower has no indebtedness to any person except indebtedness arising in the ordinary course of its business or as previously disclosed to the Lender;

(e)	all necessary authorisations, consents, approvals or licence from any governmental or other authority or from any shareholders or creditors of the Borrower for or in connection with the execution, validity and performance of this Agreement and any of the Security Documents to which the Borrower is a party have been obtained and are in full force and effect;

(f)	each Talem Clinic has obtained and maintained all necessary and valid business permits and accreditations required to operate its business, namely, general practice medical center;

(g)	no litigation, arbitration, winding up, bankruptcy, liquidation or administrative proceeding of whatsoever nature is currently taking place or, to its knowledge, pending or threatened against the Borrower or any of its assets or any of the Group Companies;

(h)	the Borrower is not in default under any law, regulation, judgment, order, authorisation, agreement or obligation applicable to it or its assets or revenues, the consequences of which default could affect its business or financial condition or its ability to perform its obligations under this Agreement and any of the Security Documents to which it is a party and no Event of Default or, so far as it is aware, prospective Event of Default has occurred which has not been waived or remedied (if capable of being remedied) to the Lender’s satisfaction;

(i)	the information, documents, exhibits and reports (if any) furnished and circulated to the Lender by the Borrower in connection with or as may be required under this Agreement are true and accurate in all material respects;

(j)	the entry into by the Borrower into, the exercise by it of its rights and the performance and compliance with its obligations under, this Agreement and the Security Documents to which it is a party do not and will not breach or contravene:

(i)	any law or directive to which it is subject; or

(ii)	its memorandum and articles of association or equivalent constitutional documents; or

(iii)	any terms or conditions of any agreement or licence or consent or permit to which it is a party or which is binding on it or its assets;

(k)	this Agreement and the Security Documents to which the Borrower is a party constitute (or, as and when executed, will constitute) legal, valid, binding and enforceable obligations of the Borrower in accordance with their respective terms;

(l)	no event or circumstance which constitutes, or which with the giving of notice or lapse of time or both would constitute, an Event of Default has occurred and which has not been waived or remedied or about to be remedied (if capable of being remedied) to the Lender’s satisfaction;

(m)	the obligations of the Borrower under this Agreement and the Security Documents to which it is a party are primary, direct, general and unconditional obligations of the Borrower;

(n)	the Borrower is the legal and beneficial owner of the Pledged Shares free from Encumbrances; and

(o)	all statements of facts stated in Recitals (A) to (C) are true and correct.

8.2	The Borrower further represents and warrants to and undertakes with the Lender that the representations and warranties in Clause 8.1 inclusive will be true and accurate on the date of this Agreement and throughout the continuance of this Agreement and so long as any sum remaining owing hereunder and under the Security Documents with reference to the facts and circumstances subsisting from time to time.

8.3	The Borrower hereby acknowledges that the Lender has entered into this Agreement in reliance upon the representations and warranties contained in this Clause 8.

9.	UNDERTAKINGS

9.1	The Borrower hereby undertakes and agrees with the Lender throughout the continuance of this Agreement and so long as any sum remains owing hereunder and under the Security Document by the Borrower and the Security Party to the Lender that the Borrower shall:

(a)	supply or procure the supply to the Lender promptly on request, such financial or other information relating to it as the Lender may from time to time request;

(b)	unless otherwise agreed by the Lender, promptly repay the Secured Indebtedness and other sum of monies upon the receipt by any of the Group Companies or their ultimate beneficial owners pursuant to this Agreement and the Security Documents;

(c)	keep proper records and books of account in respect of the business of itself;

(d)	ensure that all accounts to be delivered by it under this Agreement are prepared in accordance with the applicable laws and accounting principles and practices generally accepted in the Cayman Islands and consistently applied and have been prepared, examined, reported on and approved in accordance with its memorandum and articles of association or equivalent constitutional documents and the applicable laws and, give a true and fair view of the financial condition and operations of the Borrower for the period indicated and as at the last day of that period;

(e)	promptly inform the Lender in writing of :

(i)	any occurrence of which it becomes aware which might affect the ability of the Borrower to perform any of the obligations under this Agreement and any of the Security Documents;

(ii)	any loss or damage or any Force Majeure Event which has an adverse effect on the cashflow or operations of the Borrower;

(iii)	the occurrence of any Event of Default or prospective Event of Default;

(iv)	any litigation, arbitration or administrative proceeding taking place or pending or may take place or threaten to take place against any of the Group Companies;

(v)	any change or proposed change in the shareholders or directors of and in the ownership (legal or beneficial) of the Borrower or any of the Group Companies;

(vi)	any proceeding as referred to in Clause 8.1(f); or

(f)	maintain its corporate existence and conduct its business in a proper and efficient manner and in compliance with all laws, regulations, authorisations, agreements and obligations and pay all taxes imposed on it when due;

(g)	maintain in full force and effect all such authorisations as are referred to in Clause 8.1(e), and take immediate steps to obtain or cause to be obtained and thereafter maintain in full force and effect any other authorisations which may become necessary or advisable for the purposes stated therein;

(h)	ensure that its obligations under this Agreement shall at all times be secured under the Security Documents and rank in priority to all other present and future indebtedness of the Borrower, except for those obligations which are mandatorily preferred by law and not by contract;

(i)	send to the Lender as many copies as it may reasonably require of every audited and unaudited balance sheet, audited and unaudited profit and loss account, report, notice or like document issued by it to its shareholders, in each case as soon as practicable;

(j)	punctually pay all sums due from it and otherwise comply with its obligations under this Agreement and the Security Documents to which it is a party; and

(k)	use the Facility exclusively for the purposes specified in Clause 2.2.

9.2	The Borrower further irrevocably undertakes and agrees with the Lender throughout the continuance of this Agreement and so long as any sum remains owing hereunder by the Borrower to the Lender that the Borrower shall not unless expressly permitted herein or the Lender otherwise agrees in writing:

(a)	issue shares or other securities or purchase or redeem any of its issued shares or other securities or reduce its share capital or make a distribution of assets or other capital distribution to its shareholders or make any repayment of loan or other indebtedness owing to any of its shareholders;

(b)	change the nature of its business or sell, transfer or otherwise assign, deal with or dispose of or enter into arrangement with similar effect of a disposal in relation to all or any part of its business or assets or revenues other than in the normal course of its business;

(c)	make or grant any loan or advance or guarantee or in any other manner be or become directly or indirectly or contingently liable for any indebtedness or other obligation of any other person other than in the normal course of business of that company;

(d)	save as contemplated under this Agreement and/or any Security Documents, create or attempt or agree to create or permit to arise or exist any Encumbrance over all or any part of its property, assets or revenues other than in its normal course of business;

(e)	save as contemplated under this Agreement and/or any Security Documents, borrow or raise money or credit or permit to subsist or incur any indebtedness other than in the normal course of business of that company;

(f)	save as contemplated under this Agreement and/or any Security Documents, enter into any agreement or obligation or make any acquisitions which is likely to adversely affect its financial or business conditions;

(g)	declare or pay out any dividend or similar distribution by the Company, whether of an income or capital nature and whether in cash or in specie or make any payment whatsoever to its members;

(h)	enter into or effect any merger, reorganisation or consolidation with any other person or enter into any arrangement for or in respect of such merger, reorganisation or consolidation;

(i)	amend or supplement its memorandum and its articles of association or equivalent constitutional documents in any way which may affect its ability to perform its obligations hereunder and under the Security Documents;

(j)	transfer, sell, dispose or otherwise create Encumbrances or deal with any of the shares, charged assets, options, warrants or other securities convertible into shares of the Borrower, or enter into any agreement to do so (except as contemplated in the Share Pledge) and shall not issue and allot or agree to issue and allot any new shares, options, warrants or other securities convertible into shares in the capital of each of them or enter into any agreement to do so or alter its share capital in any way, including without limitation, any consolidation or sub-division of its shares or issue of any shares or equity share capital which is of a class different from its shares, whether or not ranking pari passu in any respect with its other shares; take any step with a view to bankrupt, dissolution, liquidation or winding-up (as appropriate); and

(k)	do any act or things or refrain from doing any act or things which may affect or jeopardize the Lender’s rights, powers, interests or otherwise under this Agreement or any of the Security Documents.

9.3	The Borrower shall cause and procure the Security Party to further irrevocably undertake and agree with the Lender throughout the continuance of this Agreement and so long as any sum remains owing hereunder by the Borrower to the Lender that the Security Party shall not, unless expressly permitted herein or the Lender otherwise agrees in writing:

(a)	issue shares or other securities or purchase or redeem any of its issued shares or other securities or reduce its share capital or make a distribution of assets or other capital distribution to its shareholders or make any repayment of loan or other indebtedness owing to any of its shareholders;

(b)	make or grant any loan or advance or guarantee or in any other manner be or become directly or indirectly or contingently liable for any indebtedness or other obligation of any other person other than in the normal course of business of that company;

(c)	borrow or raise money or credit or permit to subsist or incur any indebtedness other than in the normal course of business of that company;

(d)	enter into any agreement or obligation or make any acquisitions which are likely to adversely affect its financial or business conditions;

(e)	declare or pay out any dividend or similar distribution, whether of an income or capital nature and whether in cash or in specie or make any payment whatsoever to its shareholders;

(f)	enter into or effect any merger, reorganization or consolidation with any other person or enter into any arrangement for or in respect of such merger, reorganization or consolidation, or

(g)	do any act or things or refrain from doing any act or things which may affect or jeopardize the Lender’s rights, powers, interests or otherwise under the Security Documents, including but not limited to rescinding or altering any passed board resolutions in favor of the Lender;

(h)	transfer, sell, dispose or otherwise create Encumbrances or deal with any of the shares, assets, options, warrants or other securities convertible into shares of the Talem Australia, or enter into any agreement to do so (except as permitted in the Share Pledge) and shall not issue and allot or agree to issue and allot any new shares, options, warrants or other securities convertible into shares in the capital of each of them or enter into any agreement to do so or alter its share capital in any way, including without limitation, any consolidation or sub-division of its shares or issue of any shares or equity share capital which is of a class different from its shares, whether or not ranking pari passu in any respect with its other shares.

9.4	Notwithstanding anything to the contrary hereunder, the Borrower and the Security Party are hereby authorized to obtain to obtaining financing from conducting one or more of the activities set forth in Clause 9.3(a), (b), (c) or (h) with respect to the Talem Clinics (“Permitted Financing Activities”), provided that the full proceeds from such Permitted Financing Activities (less any transaction fees) shall be first used for Prepayment of the Secured Indebtedness pursuant to Clause 6.

9.5	Prior to entering into any transaction agreements regarding the Permitted Financing Activities, Borrower shall timely notify Lender regarding the terms and conditions of such Permitted Financing Activities in writing. Lender may demand that all proceeds received by the Borrower from such Permitted Financing Activities to be simultaneously applied to prepay the Secured Indebtedness.

10.	EVENTS OF DEFAULT

10.1	Unless expressly permitted herein or the Lender otherwise agrees in writing, each of the following events shall be an Event of Default:

(a)	the Borrower fails to pay any sum payable under this Agreement and the Security Documents to which it is a party in accordance with the provisions hereof and thereof;

(b)	the Borrower or any Security Party fails to duly and punctually perform or comply with any of its respective obligations or undertakings hereunder or under any Security Documents to which it is a party within any applicable grace period provided herein or therein (if any) and, in each case in respect of a failure which in the sole opinion of the Lender is capable of remedy and which is not a failure to pay money, does not remedy such failure to the Lender’s satisfaction within fourteen (14) days (or such longer period as the Lender may approve) after receipt of written notice from the Lender requiring it to do so;

(c)	any representation or warranty or statement made or deemed to be made by the Borrower or any Security Party in or in connection with this Agreement or in any of the Security Documents to which it is a party, proves to have been incorrect or misleading in any respect, or does not remain true or correct in all aspect at all times;

(d)	any of the authorisations referred to in Clause 8.1(e) or any Security Party stipulated under any of the Security Documents is not granted or ceases to be in full force and effect or modified in a manner which would affect the business or financial condition of the Borrower or any Security Party or the Borrower’s or the Security Party’s ability to perform its obligations under this Agreement or the Security Documents to which it is a party, or if any law, regulation, judgment or order suspends, varies, terminates or excuses performance by the Borrower or any Security Party of any of its obligations under this Agreement or the Security Documents to which it is a party or purports to do any of the same;

(e)	a creditor takes possession of all or any part of the business or assets of the Borrower or any Security Party or any Group Companies or any execution or other legal process is enforced against the business or any asset of the Borrower or any Security Party or any Group Companies and is not discharged within three (3) days after such execution or enforcement;

(f)	a petition is presented or a proceeding is commenced or an order is made or an effective resolution is passed for the winding-up, insolvency, administration, reorganisation, reconstruction, dissolution or bankruptcy of the Borrower, any Security Party or any Group Companies or for the appointment of a liquidator, receiver, administrator, trustee or similar officer of the Borrower, any Security Party, or any Group Companies or of all or any part of their business or assets;

(g)	the Borrower or any Security Party stops or suspends payments to its creditors generally or is unable or admits its inability to pay its debts as they fall due or is declared or becomes bankrupt or insolvent or begins negotiations or takes any proceeding or other step with a view to readjustment, rescheduling or deferral of its indebtedness (or of a part of its indebtedness which it will or might otherwise be unable to pay when due) or proposes or makes a general assignment or any arrangement, compromise or composition with or for the benefit of its creditors or a moratorium is agreed or declared in respect of or affecting all or any part of its indebtedness;

(h)	the Borrower or any Security Party or any Group Companies ceases or threatens to cease to carry on its business or any part thereof or changes or threatens to change the nature or scope of their business or any Security Party or any Group Companies disposes of or threatens to dispose of or any governmental or other authority expropriates or threatens to expropriate all or any part of its business or assets;

(i)	this Agreement or any of the Security Documents or any provision hereof or thereof ceases for any reason to be in full force and effect or is terminated or jeopardized or becomes invalid or unenforceable or if there is any dispute regarding such potential jeopardy, invalidity or enforceability or if there is any purported termination of the same or it becomes impossible or unlawful for the Borrower or any Security Party to perform any of its obligations hereunder or thereunder or for the Lender to exercise all or any of its rights, powers and remedies hereunder or thereunder or any undertaking in Clause 9 is not enforceable;

(j)	any obligation of the Borrower or any Security Party under this Agreement and/or the Security Documents is not (or is claimed by any such party not to be) in full force and effect;

(k)	the Borrower or any Group Companies makes any financial or other commitment other than on arm’s length terms for full value;

(l)	there is any change to the shareholders or the directors of the Borrower or any Group Companies;

(m)	any lawful step is taken by any person for the purpose of a reconstruction, amalgamation, reorganisation, merger or take-over involving the Borrower or any Security Party or any Group Companies; or

(n)	any situation occurs which in the sole and absolute opinion of the Lender gives grounds to believe that an adverse change in the business or financial condition or prospects of the Borrower or any Security Party has occurred or that is likely to affect the ability (i) of the Borrower to perform any of its obligations hereunder, or otherwise to comply with any of the terms of this Agreement; or (ii) of the Lender to exercise or enforce any right, power or remedy under this Agreement.

10.2	If an Event of Default has occurred and is continuing, the Lender may, after giving written notice to the Borrower and that the Borrower fails to remedy to the Lender’s satisfaction within fourteen (14) days from the said notice, enforce the security of this Agreement and/or the Security Documents:

(a)	declare the Loan, accrued interest on the Loan and all other sums outstanding and payable hereunder to be immediately due and payable, and whereupon they shall become, immediately due and payable without further demand, notice or other legal formality of any kind; and

(b)	declare the Facility terminated whereupon the obligation of the Lender to make any advance hereunder shall immediately cease.

11.	DEFAULT INTEREST

If the Borrower fails to pay any sum payable under this Agreement and the Security Documents when due, the Borrower shall pay interest on such sum from and including the due date up to and including the date of actual payment (as well after as before judgment) at an additional margin of 5% per annum over and above the Interest Rate calculated on the basis of actual days elapsed and a 360-day year with reference to such periods and such amounts as the Lender considers appropriate and shall be payable from time to time on demand.

12.	INDEMNITIES AND SET-OFF

12.1	The Borrower shall on demand indemnify and keep indemnified the Lender from and against all losses, liabilities, damages, costs and expenses which the Lender may incur as a consequence of any Event of Default or breach of representations, warranties and/or undertakings made and/or given by the Borrower and/or any Security Party under this Agreement and/or the Security Documents and any loss and expense incurred in liquidating or redeploying funds required to maintain the Secured Indebtedness or arranged for the purpose of a Drawing (as the case may be) and any interest or fees incurred in funding any unpaid sum.

12.2	Australian Dollars shall be the currency of account and of payment in respect of sums payable under this Agreement. If an amount is received in another currency, pursuant to a judgment or order or in the liquidation of the Borrower or otherwise, the Borrower’s obligations under this Agreement shall be discharged only to the extent that the Lender may purchase Australian Dollars with such other currency in accordance with normal banking procedures upon receipt of such amount. If the amount in Australian Dollars which may be so purchased, after deducting any costs of exchange and any other related costs, is less than the relevant sum payable under this Agreement, the Borrower shall indemnify the Lender in full against the shortfall.

12.3	If an Event of Default or a prospective Event of Default has occurred, the Lender shall (without prejudice to any general or banker’s lien, right of set-off or any other right to which it may be entitled) have the right, without notice to the Borrower or any other person, to set off and apply any credit balance on any account (whether subject to notice or not and whether matured or not and in whatever currency) of the Borrower with the Lender, and any other indebtedness owing by the Lender to the Borrower, against the liabilities of the Borrower under this Agreement and the Security Documents, and the Lender is authorised to purchase with the monies standing to the credit of any such account such other currencies as may be necessary for this purpose.

12.4	Each of the indemnities in this Clause 12 shall be an obligation of the Borrower separate and independent of and in addition to its other obligations under this Agreement and the Security Documents to which it is a party, shall give rise to separate and independent cause of action, and shall take effect notwithstanding any time or other concession granted to the Borrower or any judgment or order being obtained or the filing of any claim in the liquidation, dissolution or bankruptcy (or analogous process) of the Borrower.

13.	ASSIGNMENT

This Agreement shall be binding upon, and enure for the benefit of, the Lender and the Borrower and their respective successors and permitted assigns, provided that the Borrower shall not assign or transfer any of their rights or obligations under this Agreement without the prior written consent of the Lender.

14.	GOVERNING LAW AND JURISDICTION

This Agreement and the rights and obligations of the Parties shall be governed by and construed in accordance with the laws of Hong Kong. The Parties hereby agree that Hong Kong Courts shall have non-exclusive jurisdiction in any legal action or proceedings with respect to this Agreement.

15.	NOTICES

15.1	Each notice, demand or other communication given or made under this Agreement and the Security Documents shall be in writing and delivered or sent to the relevant Party via email or at its address set out below (or such other address as the addressee has by five (5) days’ prior written notice specified to the other parties):

to Lender:

Email: [***]

Attention: [***]

to Borrower:

Email: [***]

Attention: [***]

Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered (a) if delivered by hand, when actually received by the addressee, (b) if sent by post, on the second (2nd) day after the date of dispatch, and (c) if given by email, on the date of dispatch (provided that confirmation of despatch is produced).

15.2	For the avoidance of doubt, any service of process in the proceedings in Hong Kong to the addresses listed in Clause 15.1 shall be deemed completed on delivery to person named next to the address listed in Clause 15.1 (whether or not it is forwarded to and received by the relevant Party). If for any reason the person named in Clause 15.1(or its successor) no longer serves as agent of the relevant Party for this purpose, the relevant Party shall promptly appoint a successor agent in Hong Kong and notify the other Parties provided that until a Party receives such notification, it shall be entitled to treat the person named in Clause 15.1(or its successor) as the agent of the relevant Party. All Parties agree that any such legal process shall be sufficiently served on it if delivered to such person for service at its address for the time being in Hong Kong whether or not such person gives notice thereof to the relevant Party.

16.	COSTS AND EXPENSES

All fees, costs and expenses incurred relating to the negotiation, preparation, execution, registration and implementation of this Agreement, the Security Documents and other related agreements, including the due diligence, travelling, accommodation, documentation expenses and fees and expenses of legal advisers incurred by each Party shall be borne by the respective Party. The Borrower shall pay (or reimburse as the case may be) to the Lender the fees, costs and expenses provided in this Clause 16 upon demand.

17.	FURTHER ASSURANCE

17.1	The Borrower shall, immediately upon demand by the Lender, and entirely at its own cost and expense, make, execute, do, perform and provide or cause or procure to be made, executed, done, performed and provided, all such further acts, agreements, assurances, bills, bonds, contracts, deeds, documents, evidences of indebtedness, guarantees, indemnities, instruments, letters, loan notes, notes, notices, powers of attorney, promissory notes, receipts, undertakings, matters and things as the Lender shall require to perfect or improve the security afforded or created, or intended to be afforded or created by this Agreement.

17.2	The Borrower agrees and undertakes with the Lender that, from the date of this Agreement and so long as any moneys are owing under this Agreement, it will, on demand, duly execute or procure the Security Party duly execute in favour of the Lender such documents and agreements referred to in Clause 17.1, in addition to the Security Documents as the Lender shall from time to time require on or over or in respect of all or any part of the present and/or future undertakings, properties, assets, rights and/or revenues of the Borrower or any Security Party as a continuing security for the Borrower’s obligations under this Agreement, and which shall:

(a)	be in such form and duly executed, delivered, created, secured and/or perfected in such manner as the Lender shall stipulate;

(b)	if necessary or desirable under applicable law for its creation, legality, validity, priority, enforceability, admissibility in evidence or effectiveness or for the performance by the Borrower or any Security Party or any of their respective obligations thereunder, be duly notarised, filed, recorded, registered and/or enrolled according to such law; and

(c)	not, without the prior written consent of the Lender, secure or prefer or be extended so as to secure or prefer any present or future indebtedness or obligation except the Borrower’s obligations under this Agreement.

18.	AMENDMENT

Any amendment or waiver of any provision of this Agreement shall only be effective if made in writing and signed by the Parties.

19.	MISCELLANEOUS

19.1	The Borrower shall at all times use its best endeavours to keep confidential any information concerning this Agreement, the Security Documents and any documents as mentioned in and/or related to this Agreement and the Security Documents (the “Confidential Information”), and shall not disclose any of the Confidential Information except with the consent of the Lender and shall not use for its own benefit any of the Confidential Information except with the consent of the Lender. This Clause 19.1 shall continue without limit of time, and shall survive the termination of this Agreement.

19.2	This Agreement, together with any documents referred to in it, constitutes the whole agreement between the Parties relating to the Facility and, unless expressly stated otherwise, supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether in writing or oral, relating to the Facility.

19.3	No failure or delay on the part of the Lender to exercise any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Lender of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy by, nor shall the giving by the Lender of any consent to any act or thing which by the terms of this Agreement requires such consent prejudice its right to withhold or give consent to the doing of any other similar act or thing. The rights and remedies provided in this Agreement are cumulative and are not exclusive of any rights or remedies provided by applicable law.

19.4	Any provision of this Agreement prohibited by or unlawful or unenforceable under any applicable law actually applied by any court of competent jurisdiction shall (to the extent required by such law) be severed from this Agreement and rendered ineffective so far as is possible without modifying the remaining provisions of this Agreement. Where however the provisions of any such applicable law may be waived, they are hereby waived by the parties hereto to the full extent permitted by such law, to the end that this Agreement shall be a valid and binding agreement enforceable in accordance with its terms.

19.5	The time for payment of all sums payable by the Borrower hereunder, and for the performance by the Borrower of its obligations hereunder, shall be of the essence of this Agreement.

19.6	No person, other than the Parties, has, may or will have, any rights under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce, make or pursue any claim, or enjoy any benefit under any provisions of this Agreement. Application of the said ordinance is hereby expressly excluded.

19.7	In the event of any inconsistency between any of the terms of this Agreement and any of the terms of the Security Documents, the terms of this Agreement shall prevail.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed on the day and year first above written above.

The Lender

SIGNED by	)
for and on behalf of	)
Aptorum Therapeutics Limited	)
)
in the presence of:	)

___________________
Name of witness:

The Borrower

SIGNED by	)
for and on behalf of	)
TALEM MEDICAL GROUP LIMITED	)
)
in the presence of:	)

___________________
Name of witness:

SCHEDULE 1

DRAWDOWN NOTICE

To:	Aptorum Therapeutics Limited

Attention: Board of Directors

Date:

Loan Agreement

relating to a Facility of AUD4,700,000

We refer to the above agreement (the “Loan Agreement”). Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Drawdown Notice.

We hereby give you notice that we intend to make a Drawing of AUD_______ under the Facility on _______ , and such sum should be disbursed to [***].

We hereby certify and confirm that:

(1)	the Drawing will be used in accordance with Clause 2.2 of the Loan Agreement;

(2)	the representations and warranties set out in Clause 8.1 of the Loan Agreement repeated with reference to the facts and circumstances subsisting at the date of this notice, remain true and correct in all respects;

(3)	the undertakings set out in Clause 9 of the Loan Agreement have at all times been duly complied with, observed and performed; and

(4)	no Event of Default or prospective Event of Default or circumstances set out in Clause 10.1 has occurred which remains unwaived or unremedied.

For and on behalf of:

Talem Medical Group Limited

Name:
Title:	Director

We, the undersigned, hereby acknowledge receipt of the above notice.

For and on behalf of

Aptorum Therapeutics Limited

Name:
Title:	Director

SCHEDULE 2

PROMISSORY NOTE

AUD4,700,000	Date:

FOR VALUE RECEIVED, TALEM MEDICAL GROUP LIMITED, an exempted company incorporated in the Cayman Islands, with a registered address at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands, does hereby unconditionally agree and promise to pay to the order of APTORUM THERAPEUTICS LIMITED, an exempted company incorporated in the Cayman Islands, with a registered address at Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Island (the “Lender”) and/or its successors and assigns (collectively, with the Lender), at, or such other place as the Lender may from time to time designate, the principal sum of four million seven hundred thousand dollars (AUD4,700,000) or such lesser amount subject to the Drawings under the Loan Agreement (as defined below) (the “Secured Indebtedness”), together with interest on the outstanding Secured Indebtedness evidenced by this Promissory Note at the Interest Rate (defined below).

Unless otherwise expressly defined in this Promissory Note, all capitalized terms used herein shall have the same meaning as assigned to them in the Loan Agreement, of even date herewith, between the Borrower and the Lender (the “Loan Agreement”).

(a)	The entire Secured Indebtedness advanced under the Loan Agreement shall be due and payable on the earlier to occur of (a) the occurrence and continuation of an Event of Default (as defined in the Loan Agreement) under the Loan Agreement, or (b) the Maturity Date.

(b)	The Initial Maturity Date may be extended for two periods of six (6) months to the First Extended Maturity Date and further to the Second Extended Maturity Date in accordance with the terms of the Loan Agreement.

(c)	Interest shall be payable on the outstanding Secured Indebtedness at the rate of ten percent (10%) per annum (the “Interest Rate”), payable semi-annually in arrears on six (6) months from the first Drawdown Date, twelve (12) months from the first Drawdown Date, and on the Maturity Date. Interest at the Interest Rate on all outstanding Drawings and shall be payable with the then outstanding Secured Indebtedness on the Maturity Date.

(d)	All payments shall be applied first to interest and then to principal. Borrower may prepay, in whole or in part, the Secured Indebtedness and all Interest accrued at any time prior to the Maturity Date pursuant to the Loan Agreement.

(e)	The Borrower may prepay any amounts contemplated under this Promissory Note in full or in part prior to the Maturity Date as provided in the Loan Agreement.

(f)	This Promissory Note is intended to be governed by the laws of Hong Kong.

(g)	It is agreed that time is of the essence in the performance of this Promissory Note. Upon the occurrence and during the continuation of an Event of Default under this Promissory Note that is not cured within the applicable cure period, if any, set forth in the Loan Agreement, the Lender shall have the right and option to declare, without notice, all the remaining indebtedness of unpaid principal and interest evidenced by this Promissory Note immediately due and payable.

(h)	In an Event of Default, Borrower agrees to promptly pay all of Lender’s costs and expenses incurred in attempting or effecting collection hereunder or the enforcement of this Promissory Note, including, without limitation, all attorneys’ fees and related charges, as and when incurred by Lender, whether or not any action, suit or proceeding is instituted for collection or for the enforcement of this Promissory Note; and all such costs and expenses of collection and enforcement shall be added to the principal amount outstanding of this Promissory Note.

(i)	The Borrower hereby waives diligence, presentment, demand, protest, notice of intent to accelerate, notice of acceleration, and any other notice of any kind. No delay or omission on the part of the Lender in exercising any right hereunder shall operate as a waiver of such right or of any other remedy under this Promissory Note. A waiver on any one occasion shall not be construed as a bar to or waiver of any such right or remedy on a future occasion.

(j)	All agreements between the Lender and the Borrower are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness evidenced hereby or otherwise, shall the amount paid or agreed to be paid to the Lender for the use, forbearance, loaning or detention of the indebtedness evidenced hereby exceed the maximum permissible under applicable law.

(k)	Borrower acknowledges that Lender’s willingness to make the loan represented by this Promissory is based on the facts represented to Lender by Borrower as set forth in the Loan Agreement.

IN WITNESS WHEREOF, this Promissory Note has been executed by Borrower as of the day and year first set forth above.

TALEM MEDICAL GROUP LIMITED

By:
Name:
Title:

SCHEDULE 3

SHARE PLEDGE